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EXHIBIT 5.2


                           LENTZ, EVANS & KING, P.C.
                          2900 Lincoln Center Building
                             Denver, Colorado 80264


                                 June 17, 1997



VIA FAX NO. 252-3362
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Mr. Don Kronenberg
Western Gas Resources, Inc.
1220 North Pecos Street
Suite 230
Denver, Colorado 80234-3439

                       Re: Western Gas Resources, Inc. 1997 Stock Option Plan
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Dear Mr. Kronenberg:

   At your request, we have considered the application of the Employee Retirement Income Security Act of 1974 ("ERISA") to the Western Gas Resources, Inc. 1997 Stock Option Plan. Our consideration was made solely on the basis of our review of the Western Gas Resources, Inc. 1997 Stock Option Plan (the "Plan") and the 1997 Stock Option Agreements thereunder (the "Agreements"). It is our opinion that the Plan and the Agreements thereunder are not subject to the reporting and disclosure requirements of ERISA.

   You requested our opinion as to whether the Plan has complied with all of the applicable reporting requirements of ERISA. As discussed below, the Plan is not subject to the reporting and disclosure requirements of ERISA and, accordingly, no compliance with those provisions is necessary or appropriate.

   ERISA (S)4(a) provides that Title I of ERISA shall apply only to employee benefit plans. Title I of ERISA sets forth all of the applicable reporting and disclosure requirements. Accordingly, if the Plan is not an employee benefit plan as defined under ERISA, it is not subject to the reporting and disclosure and other provisions of Title I. See Labor Reg. (S)2510.3-3(a). ERISA (S)3(3)
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defines an employee benefit plan as an employee welfare benefit plan or employee pension benefit plan or a plan which is both an employee welfare benefit plan and an employee pension benefit plan.

   ERISA (S)3(1) provides that an employee welfare benefit plan is a plan which is established and maintained for the purpose of providing one or more of the following:

   (a) Medical, surgical or hospital care or benefits, benefits in the event of sickness, accident, disability, death or unemployment, vacation benefits, apprenticeship or other training programs, day care centers, scholarship funds or prepaid legal services; or

   (b) Certain benefits described in (S)302(c) of the Labor Management Relations Act.
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ERISA (S)3(2) defines an employee pension benefit plan as a plan which is established or maintained for the express purpose of providing retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond.

   In ERISA Opinion No. 79-50A (August 2, 1979), the Pension and Welfare benefits Administration, U.S. Department of Labor, determined that certain stock option plans similar to the Plan were not employee benefit plans within the meaning of ERISA (S)3(3). The Plans in question granted options to employees to purchase common stock of the employer. The options could be exercised only during a five year period commencing on the date of grant. The options could be exercised only with respect to 20% of the number of shares to which the grant applies for each one year period following the date of grant. The options could not be assigned or transferred in any manner. Options could be exercised only while an option holder was employed by the employer or within sixty days after termination of employment. In the event of death of the option holder, the option could be exercised by his beneficiary within one year from the date of death.

   Section 8 to the Plan, concerning exercise of options, is similar to the facts set forth in ERISA Opinion No. 79-50A. The sixty day exercise period following termination of employment is consistent with the sixty day requirement set forth in ERISA Opinion No. 79-50A. In addition, the one hundred eighty day exercise period following death is within the one year period contained in the facts of ERISA Opinion No. 79-50A. The opinion letter does not address termination of employment as a result of disability.

   With respect to coverage of the stock option plans in ERISA Opinion No. 79-50A as employee welfare benefit plans, the Department of Labor held that since the plans are not established and maintained to provide any of the benefits enumerated above, the plans were not employee welfare benefit plans. The Department of Labor did not express a specific reasoning as to why the stock option plans were not employee pension benefit plans within the meaning of ERISA
(S)3(2), but it appears this finding was based on the fact that options could be exercised during employment and only within a limited period following termination of employment and, accordingly, did not provide retirement income to the employees or did not result in deferral of income extending to termination of employment or beyond. See also Labor Reg. (S)2510.3-2(c), which provides
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that bonus payments made by the employer do not constitute an employee pension benefit plan unless such payments are systematically deferred to the termination of covered employment or beyond. Where, as here, options are granted during the term of employment and must be exercised during employment or shortly thereafter, the benefit to the employees is not systematically deferred to the termination of employment or beyond.

   It should be emphasized that the actual operation of the Plan, including communications to the employees eligible to participate in the Plan, may make the plan subject to the provisions of ERISA Title I. The Plan must not be administered in any manner which would have the effect of providing retirement income to the employees or which would result in a deferral of income to the employees extending to termination of employment or beyond. See, for example,
                                                             ---
ERISA Opinion No. 90-17A. The following communications to employees concerning the Plan should be avoided:

   a. Suggestions that the Plan is established to provide or supplement retirement income to the employees;
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   b.  Recommendations that the employees defer the exercise of options or the sale of stock purchased pursuant to options granted under the Plan to periods following termination of employment; or

   c. Discouraging employees from exercising options or from selling stock acquired pursuant to the exercise of options, during the course of employment.

   An ERISA opinion letter may be relied on only by the parties described in the request for opinion. See ERISA Proc. 76-1 (41 FR 36281). Therefore, the
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opinion expressed by the Department of Labor in ERISA Opinion No. 79-50A is not
binding upon the Department of Labor with respect to other parties. However, this opinion letter does set forth the general view and opinion of the Department of Labor with respect to similar types of plans and programs.

   The opinion expressed herein is based on the Employee Retirement Income Security Act of 1974 and the regulations and opinions issued thereunder as of the date of this opinion. The opinion is based on the facts as stated in the Plan. Any alterations in the Plan or Agreement documents or the actual operation of the Plan may adversely affect our opinion, particularly with respect to the time period following termination of employment in which the option holder may exercise an option.

   The expression of our opinion indicates that we consider, more likely than not, that the courts will ultimately sustain the position indicated. However, it must be emphasized that a legal opinion merely represents our view as to the current status of the law and the conclusions the court would be most like to reach if it were to decide the issue. A legal opinion is not binding on the Department of Labor or any court, nor can it be interpreted as a guarantee of the likely outcome if the result should be litigated.


                         Yours truly,

                         LENTZ, EVANS AND KING P.C.

                         By
                            Fred J. Diss

FJD/mm